LightInTheBox Holding Co., Ltd.

August 20, 2024

VIA EDGAR

Rucha Pandit

Dietrich King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended March 31, 2023
Filed March 28, 2024
File No. 001-35942

Dear Pandit and King:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 8, 2024, regarding its annual report on Form F-20 filed on March 28, 2024 (the “2023 Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Form 20-F for Fiscal Year Ended December 31, 2023

Conventions that Apply to this Annual Report on Form 20-F, page ii

1.	We note your proposed disclosure in response to prior comment 1. Please further revise your proposed disclosure to clearly state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page ii of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page ii:

“China” and the “PRC” are to the People’s Republic of China; and “mainland China” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

Page 3:

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face. The operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong and Macau, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Item 3. Key Information, page 1

2.	We note your proposed disclosure in response to prior comment 4 and reissue it in part. In this regard, we note your proposed disclosure that "[f]or the years ended December 31, 2021, 2022 and 2023, LightInTheBox Holding Co., Ltd. received cash transfers of US$3.2 million, US$2.3 million and US$4.2 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited." Please quantify the tax consequences of these cash transfers. Additionally, please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Lastly, we note your proposed disclosure that "there are no restrictions of transferring funds between LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions." Please further revise to address whether there are any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to U.S. investors.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page 2 and page 55 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 2 and page 55:

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2021, 2022 and 2023, there were no cash or assets transfer made from LightInTheBox Holding Co., Ltd. to its subsidiaries. For the years ended December 31, 2021, 2022 and 2023, LightInTheBox Holding Co., Ltd. received cash transfers of US$3.2 million, US$2.3 million and US$4.2 million, respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2021, 2022 and 2023, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Notes 21 to our audited consolidated financial statements included in this annual report. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

As of the date of this annual report, ~~For the years ended December 31, 2021, 2022 and 2023,~~ no dividends or distributions were made to LightInTheBox Holding Co., Ltd. by our subsidiaries~~.~~ , and no dividends or distributions have been made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business and we have no present plan to pay any dividends on our ordinary shares in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Under the laws and regulations of mainland China, cash transfers, distributions or dividend payments from our PRC subsidiaries to entities or individuals outside of mainland China, including to LightInTheBox Holding Co., Ltd. and U.S. investors, are subject to PRC government control of currency conversion and the satisfaction of applicable government registration and approval requirements for cross-border cash transfers. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our PRC subsidiaries are denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us, including to LightInTheBox Holding Co., Ltd. and U.S. investors. However, we generate all cash from operating activities from countries outside of the PRC, and we do not expect to distribute cash from our PRC subsidiaries to subsidiaries outside of mainland China. Currently, there are no restrictions (1) of transferring funds between LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions, or (2) of distributing earnings from LightInTheBox Holding Co., Ltd. and its subsidiaries in Hong Kong or other jurisdictions to U.S. investors. For the tax obligations of an investment in our ADSs and/or ordinary shares, please see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations.”

See “Item 18. Financial Statements” for additional details.

As we generate all of our revenue from countries outside of the PRC, we ~~We~~ do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong subsidiaries. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong subsidiaries in the future, the funds in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Each subsidiary or department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submits it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in June 2013, the sources of funding of the Company and its subsidiaries primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, cash transfers and transfers of other assets between LightInTheBox Holding Co., Ltd. and its subsidiaries are disclosed above.

3.	We note your proposed disclosure to prior comment 5 and reissue it. Please amend your disclosure here and in the summary risk factors and risk factors sections to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page 2 (see the Company’s response to Comment 4), page 3, page 16 and page 55 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3 under the section of “Summary of Risk Factors”:

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. For details, see “Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” of this annual report on page 16.

Page 16:

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

LightInTheBox Holding Co., Ltd. is a holding company incorporated in the Cayman Islands. We may rely on dividends and other distributions on equity paid by our subsidiaries, including subsidiaries in Singapore, Hong Kong, mainland China, the United States and Netherlands, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

The PRC laws and regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

As we generate all of our revenue from countries outside of the PRC, we do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. Any limitation on the ability of our PRC subsidiaries or Hong Kong subsidiaries to transfer cash or distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to LightInTheBox Holding Co., Ltd. or our other subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

4.	We note your proposed disclosure in response to prior comment 7 and reissue it in part. Please revise your summary of risk factors to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Additionally, please revise the crossreference accompanying each summary risk factor to include the page on which each detailed risk factor is discussed.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page 1 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3 under the section of “Summary of Risk Factors”:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. ~~The PRC government might exert substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors.~~ In such events, our securities could decline in value or become worthless. For details, see “Risk Factors—The PRC government may intervene or exert influence on our operations at any time ~~in mainland China~~, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” of this annual report on page 16.

●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report on page 16.

	●	The PCAOB was unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB in the future to conduct inspections over our auditor deprives our investors of the benefits from such inspections. For details, see “Risk Factors— Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.” of this annual report on page 23.

5.	We note your proposed disclosure in response to prior comment 8 and reissue it in part. In this regard, we note your proposed disclosure that " [i]f we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered." Please revise to further discuss the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note your proposed disclosure that you "have obtained all approvals and permits that are material for [y]our operations through our PRC subsidiaries under the laws and regulations of mainland China." The disclosure here should not be qualified by materiality; please make appropriate revisions accordingly. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page 1 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined). The Company has consulted with its PRC legal counsel as to the proposed disclosure and has relied upon the advice of its PRC legal counsel to support the relevant analysis and conclusions in the proposed disclosure. The Company undertakes to include an opinion letter from its PRC legal counsel with respect to the relevant analysis and conclusions in its future Form 20-F filings.

Page 1:

Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021), the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

We do not believe that approval of the cybersecurity review of the CAC is required in connection with the operations through our subsidiaries in mainland China under current laws, regulations and rules of mainland China at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over national security of mainland China. However, we cannot affirm that regulators of mainland China share the same interpretation. According to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. We therefore might be required to file with the CSRC in accordance with the Trial Measures with respect to any new equity offerings we may make in the future. Our PRC counsel, Han Kun Law Offices, has advised us that, as of the date of this annual report, we and our PRC subsidiaries are not required to obtain permissions from the CSRC, and are not required to file an application for cybersecurity review by the CAC. However, if ~~If~~ we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance ~~In the absence of alternative sources of financing, this~~ could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

Our PRC counsel, Han Kun Law Offices, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. ~~We have obtained all approvals and permits that are material for our operations through our PRC subsidiaries under the laws and regulations of mainland China, and~~ As of the date of this annual report, we have not been subject to any material administrative penalties from the regulatory authorities of mainland China. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

Item 3.D Risk Factors, page 3

6.	We note your proposed disclosure in response to prior comment 3 and reissue it in part. Please revise to explicitly highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on June 28, 2024, on page 2 and page 16 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 2:

Doing Business in China

We generate all of our revenue from countries outside the PRC. However, a portion of our daily operations, including product procurement, website operation and research and development, are conducted primarily through our subsidiaries in China, and we face various risks and uncertainties related to doing business in mainland China. We are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

The PRC government has ~~mainland China government’s~~ significant authority in regulating our operations and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our securities. The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. ~~its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers~~ Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business”, “Item 3. Key Information—D. Risk Factors—The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares”, “Item 3. Key Information—D. Risk Factors—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” and “Item 3. Key Information—D. Risk Factors—We may be required to obtain approval in the future and may be denied permission from the authorities of mainland China to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.” for additional details.

Page 16:

The PRC government ~~government of mainland China~~ may intervene or exert influence on our operations at any time ~~in mainland China~~, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government ~~government of mainland China~~ has significant authority to intervene or exert influence on the business operations conducted in ~~of our subsidiaries~~ in mainland China, Hong Kong and Macau in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. ~~in accordance with laws and regulations.~~ In particular, the operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong and Macau, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government ~~government of mainland China~~ continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government ~~government of mainland China~~ will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully support our business operations outside mainland China through our subsidiaries in mainland China depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors that are affected by a number of variables which are beyond our control:

●	changes in political or social conditions of mainland China;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

~~These factors are affected by a number of variables which are beyond our control.~~

In addition, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the PRC government authorities published the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments.

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at wangyu@hankunlaw.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:   Yu Wang, Esq.

Han Kun Law Offices LLP